UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01 Entry into a Material Definitive Agreement

On June 16, 2025, Ryde Group Ltd (the “Company”), through its wholly-owned subsidiary, RCSR Pte Ltd (the “Purchaser”), acquired 40% of the paid-up and issued share capital of Atoll Discovery Pte. Ltd. from Steven Kwek Poh Song (the “Seller”).

The consideration paid to the Seller by the Company, included in a Sale and Purchase Agreement, among the Company, Purchaser and Seller (the “SPA”), was 4,850,000 Class A shares of the Company.

The SPA includes representations, warranties and covenants of the Purchaser and the Seller as well as other customary closing conditions. The foregoing summary description of the SPA do not purport to be complete and are qualified in their entirety by the full text of the agreements filed as exhibits to this Current Report on Form 6-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

To the extent applicable, the information set forth in Item 1.01 is incorporated by reference into this Item 2.01.

Item 3.02. Unregistered Sales of Equity Securities.

To the extent applicable, the information set forth in Item 1.01 is incorporated by reference into this Item 3.02.

Item 8.01 Other Events

On June 18, 2025, the Company issued a press release announcing the matters described in Item 1.01 of this report, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated June 16, 2025
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: June 18, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer